SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

Date of Announcement: 29 January 2016

BT Group plc

(Translation of registrant's name into English)

BT Group plc
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....           No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

THIS ANNOUNCEMENT AND THE INFORMATION CONTAINED IN IT, IS RESTRICTED AND IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART, IN, INTO OR FROM THE UNITED STATES, CANADA, AUSTRALIA, JAPAN, SOUTH AFRICA OR ANY OTHER STATE OR JURISDICTION IN WHICH THE SAME WOULD BE UNLAWFUL. PLEASE SEE THE IMPORTANT NOTICES WITHIN THIS ANNOUNCEMENT.

This announcement is an advertisement for the purposes of the Prospectus Rules of the UK Financial Conduct Authority (the "FCA") and not a prospectus and not an offer to sell, or a solicitation of an offer to subscribe for or to acquire, securities in the United States or in any other jurisdiction, including in or into the United States, Canada, Australia, Japan or South Africa. Neither this announcement nor anything contained in it shall form the basis of, or be relied upon in connection with any offer or commitment whatsoever in any jurisdiction. A prospectus has been published on 26 January 2016 (the "Prospectus") by BT Group plc ("BT" or the "Company") in connection with the issuance of new ordinary shares in the Company (the "Consideration Shares") and the proposed admission of the Consideration Shares to the premium listing segment of the Official List of the FCA and to trading on the London Stock Exchange plc's main market for listed securities ("Admission"). A copy of the Prospectus is available from the Company's registered office at 81 Newgate Street, London EC1A 7AJ and online at http://www.btplc.com/listings, subject to applicable securities laws.

29 January 2016

BT GROUP PLC

Admission to trading on the London Stock Exchange and month end total voting rights

Following the announcement on 26 January 2016 regarding the publication of a Prospectus, BT Group plc ("BT") announces that 1,594,900,429 new ordinary shares (the "Consideration Shares") have been admitted to listing on the premium listing segment of the Official List of the Financial Conduct Authority and have been admitted to trading on the London Stock Exchange's main market for listed securities ("Admission") at 8:00 a.m. today.

The Consideration Shares have been allotted to T-Mobile Holdings Limited and Orange Telecommunications Group Limited (the "Sellers") as partial consideration for the purchase of EE Limited by BT from the Sellers (the "Acquisition"). Completion of the Acquisition is expected to occur today.

Following Admission of the Consideration Shares BT confirms that, on 29 January 2016, its capital consisted of 9,968,127,681 ordinary shares with voting rights. On that date, BT Group plc held 6,117,213 ordinary shares as treasury shares and therefore, the total number of voting rights in BT Group plc on that date was 9,962,010,468.

The above figure (9,962,010,468) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT under the FCA's Disclosure and Transparency Rules.

ENDS

Enquiries:

BT Group plc

Press office:
Ross Cook Tel: 020 7356 5369

Investor relations:
Damien Maltarp Tel: 020 7356 4909

For further information
Enquiries about this news release should be made to the BT Group Newsroom on its 24-hour number: 020 7356 5369. From outside the UK dial + 44 20 7356 5369. All news releases can be accessed at our web site: http://www.btplc.com/News

J.P. Morgan Cazenove
Edmund Byers
Hugo Baring
James Taylor
Tel: 020 7742 4000

About BT

BT's purpose is to use the power of communications to make a better world. It is one of the world's leading providers of communications services and solutions, serving customers in more than 170 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to its customers for use at home, at work and on the move; broadband, TV and internet products and services; and converged fixed/mobile products and services. BT consists principally of five customer-facing lines of business: BT Global Services, BT Business, BT Consumer, BT Wholesale and Openreach.

For the year ended 31 March 2015, BT Group's reported revenue was £17,979m with reported profit before taxation of £2,645m.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.

For more information, visit www.btplc.com

IMPORTANT NOTICES

This announcement (the "Announcement") and the information contained in it is restricted and is not for release, publication or distribution, directly or indirectly, in whole or in part, in, into or from the United States (including its territories and possessions, any state of the United States and the District of Columbia, collectively the "United States"), Canada, Australia Japan or South Africa or any other state or jurisdiction in which the same would be unlawful restricted, unlawful or unauthorised (each a "Restricted Territory"). This Announcement is for information purposes only and does not constitute an offer to sell or issue or the solicitation of an offer to buy, acquire or subscribe for shares in the capital of BT Group plc (the "Company") in any Restricted Territory or to any person to whom it is unlawful to make such offer or solicitation. Any failure to comply with these restrictions may constitute a violation of the securities laws of such jurisdictions.

This announcement is an advertisement for the purposes of the Prospectus Rules of the FCA and not a prospectus and investors should not purchase or subscribe for any securities referred to in this announcement except on the basis of information in the Prospectus published by the Company in connection with Admission. No reliance may be placed for any purpose on the information contained in this announcement or its accuracy, fairness or completeness. Copies of the Prospectus are available from the Company's registered office and online at: btplc.com/listings, subject to applicable securities laws.

The Consideration Shares and any other securities referred to herein have not been and will not be registered under the US Securities Act of 1933, as amended (the "Securities Act"). The Consideration Shares may not be offered or sold, and this Prospectus may not be distributed, directly or indirectly within the United States or to US Persons (as defined in Regulation S under the Securities Act). Neither the Securities Exchange Commission nor any state securities commission has approved or disapproved of the Consideration Shares or passed upon the adequacy or accuracy of this Prospectus. Any representation to the contrary is a criminal offence in the United States.

This Announcement has been issued by, and is the sole responsibility, of the Company. This Announcement is for information only and does not constitute an offer or invitation to underwrite, subscribe for or otherwise acquire or dispose of any securities or investment advice in any jurisdiction in which such an offer or solicitation is unlawful, including without limitation, the United States, Canada, Australia Japan or South Africa.  Any failure to comply with these restrictions may constitute a violation of the securities laws of such jurisdictions.

J.P. Morgan Limited, which conducts its UK investment banking activities as J.P. Morgan Cazenove ("J.P. Morgan Cazenove"), and which is authorised and regulated by the FCA in the United Kingdom, is acting solely for the Company and no one else in connection with Admission and will not regard any other person (whether or not a recipient of this Announcement) as a client in relation to Admission and will not be responsible to anyone other than the Company for providing the protections afforded to its clients or for providing advice in relation to Admission or any transaction, arrangement or other matter referred to in this Announcement.

Aside from the responsibilities and liabilities, if any, which may be imposed on J.P. Morgan Cazenove by the Financial Services and Markets Act 2000, as amended, or the regulatory regime established thereunder or any other applicable regulatory regime of any other applicable jurisdiction where exclusion of liability under the relevant regulatory regime would be illegal, void or unenforceable, neither J.P. Morgan Cazenove nor any of its affiliates accepts any responsibility or liability whatsoever or makes any representation or warranty, express or implied, as to or in relation to the contents of this Announcement including its accuracy, completeness, sufficiency or verification or any other statement made or purported to be made by it, or on its behalf, in connection with the Company, the Consideration Shares, the Ordinary Shares or Admission and nothing in this Announcement is, or shall be relied upon as, a promise or representation in this respect, whether as to the past or future.  J.P. Morgan Cazenove and its affiliates accordingly disclaim, to the fullest extent permitted by applicable law, all and any liability whether arising in tort, contract or otherwise (save as referred to above) which they might otherwise be found to have in respect of this Announcement or any such statement.

No person has been authorised to give any information or to make any representations other than those contained in this Announcement and, if given or made, such information or representations must not be relied on as having been authorised by the Company or J.P. Morgan Cazenove. Subject to the Listing Rules, the Prospectus Rules and the Disclosure and Transparency Rules, the issue of this Announcement shall not, in any circumstances, create any implication that there has been no change in the affairs of the Company since the date of this Announcement or that the information in it is correct as at any subsequent date.

Neither the content of the Company's website nor any website accessible by hyperlinks on the Company's website is incorporated in, or forms part of, this Announcement.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Dan Fitz, Company Secretary
--------------------

Dan Fitz, Company Secretary.

Date 29 January 2016